Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.8MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: February 23, 2005	No. 2/05

IAMGOLD UPDATES 2004 OPERATING RESULTS AND YEAR-END
2004 RESERVES AND RESOURCES

Toronto, Ontario, February 23, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company produced a total of 432,000 ounces of gold in 2004 at a weighted average GI cash cost of US$248 per ounce. The Company’s total share of gold reserves at the four mines in which it has its venture interests, as at June 30, 2004 (Tarkwa and Damang) and December 31, 2004 (Sadiola and Yatela), increased 11% year-over -year.

Joe Conway, President and CEO of IAMGOLD commented on the Company’s 2004 production results and share of gold reserves and resources, stating: “Not unlike many of our peers in the industry, our costs have been impacted by increased fuel costs and fluctuating currency rates during 2004. A number of cost savings initiatives are being undertaken at the operations to attempt to lower operating costs going forward. IAMGOLD’s share of reserves have increased year-over-year as a result of the addition of almost one million ounces of gold at Tarkwa. With the prefeasibility study on the Sadiola Deep resources in progress we anticipate an increase in reserves at Sadiola at year-end 2005.”

2004 Production and Cash Costs

The table below summarizes production and GI cash costs at each of the four operations in which IAMGOLD holds its interests.

	Production (000’s oz)
Mine	100%	IMG Share	IMG GI Cash Cost* (US$/oz)
Sadiola	458	173	$246
Yatela	242	97	$263
Tarkwa	553	105	$250
Damang	296	56	$221
Total/Weighted Average		432	$248

* Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.

Total forecast 2005 production from the four mines in which IAMGOLD holds its interests is 450,000 ounces at a GI cash cost of US$270 per ounce.

Discussion on Reserves

IAMGOLD’s share of combined total reserves from its Sadiola, Yatela, Tarkwa and Damang mines is 4.13 million ounces (refer to Table 1) using a gold price of US$350 per ounce and based on pit optimizations run at US$350 per ounce of gold, an 11% increase compared to year-end 2003.

Table 1

Summary Table of IAMGOLD’s Reserves and Resources (1)

Mine	Proved and Probable Reserves			Measured and Indicated Resources				Inferred Resources
	100%	IMG's Share		100%		IMG's Share		100%		IMG's Share
	(000’s oz)	(000’s oz	)	(000’s oz	)	(000’s oz	)	(000’s oz	)	(000’s oz	)
Sadiola (2)(4)	2,190	832		3,454		1,312		4,982		1,893
Yatela (2)(4)	886	354		1,242		497		249		100
Tarkwa (3)(5)	14,730	2,784		17,935		3,390		2,225		421
Damang (3)(5)	862	163		1,526		288		303		57
Total	18,668	4,133		24,157		5,487		7,759		2,471

(1) Measured and indicated resources include proved and probable reserves.
(2) Reserves calculated at a US$350/oz gold price on pits optimized at a US$350/oz gold price.
(3) Reserves taken from a US$350/oz gold price sensitivity analysis on pits modeled at US$375/oz gold.
(4) Mineral Resources calculated at a gold price of $425/oz.
(5) Mineral Resources are at a gold price of US$400/oz.

Total proved and probable reserves from June 30, 2003 to June 30, 2004 at Tarkwa (at a gold price of US$350 per ounce and net of 550,000 ounces of production during the period), increased by 4.9 million ounces of which 926,000 ounces are to IAMGOLD’s account. At Damang proved and probable reserves decreased by 57,000 ounces during this same period (assuming a similar gold price and net of 308,000 ounces of production during the period), of which 11,000 ounces were to IAMGOLD’s account. For more detail on Tarkwa and Damang reserves and resources please refer to the press release of October 4, 2004.

Tables 2 through 5 illustrate proved and probable reserves and measured, indicated and inferred resources for both Sadiola and Yatela at December 31, 2003 and at December 31, 2004 at a US$325 per ounce and a US$350 per ounce gold price, respectively.

The decline in proved and probable reserves from December 31, 2003 to December 31, 2004 at the Sadiola mine totaled 201,000 ounces to IAMGOLD’s account while at the Yatela, proved and probable reserves during this same period declined by 93,000 ounces to IAMGOLD’s account. This compares to IAMGOLD’s share of material delivered to the Sadiola plant and the Yatela heaps of 234,000 ounces and 127,000 ounces of gold, respectively during the 12 month period ended December 31, 2004 (refer to Table 3). Looking ahead, IAMGOLD anticipates a significant portion of the material currently classified as resources at Sadiola to be converted into reserves once the prefeasibility study is completed on the Sadiola Deep project.

Table 2

Proved and Probable Reserves - Sadiola and Yatela Mines

	December 31, 2004 (1)				December 31, 2003 (5)
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(gpt)	(000’s oz)	(000’s oz)	(Mt)	(gp)t	(000’s oz)	(000’s oz)
Sadiola (2) (3) (6) (7) (8)
Proved	6.6	1.8	379	144	6.5	1.9	404	154
Probable	15.8	3.5	1,811	688	20.4	3.5	2,314	879
Total	22.4	3.0	2,190	832	26.9	3.1	2,718	1,033
Yatela (4)
Proved	2.0	1.9	119	48	2.3	1.1	83	33
Probable	5.7	4.2	766	306	8.4	3.8	1,034	414
Total	7.7	3.6	886	354	10.7	3.3	1,117	447

(1) Using the J.O.R.C. Code. Pit optimized and designed at US$350/oz gold price cut-off with pit content on US$350/oz cut-off grade.
(2) Plant recovery is assumed to be 95% for oxides and 79% for sulphides.
(3) All the reserves in the “Proved” category are stockpile material. All the reserves classified as “Probable” are in-pit.
(4) Recovery is assumed to be 85% for oxides and 75% for sulphides.
(5) Using the J.O.R.C. Code Pit optimized and designed at US$325/oz.
(6) Cut-off grades calculated for Plant Grade Ore [0.96g/t (oxide), 1.36g/t(sulphide)], Upper Marginal Ore [0.85g/t (oxide), 1.23g/t (sulphide)] and Lower Marginal Ore [0.5g/t (oxide), 0.78 g/t (sulphide)].
(7) No grade control reconciliation factor has been applied to the 2004 reserves but a +3% factor was applied to the grade of oxide ore from the Sadiola pit for the purpose of Life-of-Mine planning.
(8) 2003 plant recovery was assumed to be 95% for oxides and 82% for sulphides.

Table 3 illustrates the change in reserves at the Sadiola and Yatela mines as a result of the depletion due to production plus contributions due to the change in the gold price, pit design, geological models, etc. (refer to accompanying notes), during the 12 month period to December 31, 2004.

Table 3

Reconciliation of Proved and Probable Reserves - Sadiola and Yatela Mines

	Sadiola Contained Gold		Yatela Contained Gold
	100%	IMG Share	100%	IMG Share
	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)
Reserves at Dec. 31/03 (at US$325 per ounce)	2,718	1,033	1,117	447
Depletion due to mining (Dec./02 - Dec./03) (1)	616	234	317	127
Additions (2)	-	-	32	13
Other (3) (4)	88	33	54	21
Reserves at Dec. 31/04 (at US$350 per ounce)	2,190	832	886	354

(1) Depletion due to mining during the 12 month period to December 31, 2004 does not necessarily total actual reported production for the period due to amounts calculated to have been processed from the reserve model versus actual production.
(2) Addition due to model changes - inferred to indicated.
(3) Addition due to changes in Sadiola pit design, grade control gains.
(4) Addition due to change to Yatela Pit design.

The sensitivity on proved and probable reserves for Sadiola and Yatela at various gold price assumptions is shown in Table 4. The sensitivity in ounces of gold at varying gold prices is minimal. At Sadiola this is primarily a function of the fact that below pit resources are contained within resource material currently undergoing a prefeasibility study as part of the Sadiola Deep project. As such only material existing lateral to the pit at various gold prices would be included in this sensitivity analysis and these are of limited extent.

Table 4

Proved and Probable Reserve Sensitivity - Sadiola and Yatela Mines

	Sadiola Gold Mine				Yatela Gold Mine
			Contained Gold				Contained Gold
Gold Price	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
US$ 300/oz	22.4	3.0	2,190	832	7.7	3.6	886	354
US$ 400/oz	27.3	2.9	2,543	966	7.9	3.6	909	364

Discussion on Resources

As at December 31, 2004, IAMGOLD’s share of measured and indicated resources (which include reserves) at Sadiola totaled 1.3 million ounces of gold and at Yatela, including the Alamoutala deposit, totaled 496,000 ounces. This represents a total increase of 38,000 ounces at Sadiola and Yatela compared to measured and indicated resources reported at December 31, 2002. Most of this reduction occurred at the Yatela mine where resources were reduced by 70,000 ounces while measured and indicated resources increased by 108,000 ounces due to additions of material from the Sadiola Deep area. As at December 31, 2003, IAMGOLD’s share of inferred resources at Sadiola and Yatela were 2.0 million ounces. This represents a total reduction of 1.2 million ounces compared to inferred resources reported at December 31, 2003. Most of this reduction occurred as a result of infill drilling at the Sadiola Deep Sulphide project below a new US$400 per ounce pit shell. Resource modeling at Sadiola Deep was based on phase 6 drilliing. Since the completion of phase 6 drilling at Sadiola Deep, an additional approximate 45,000 metres of infill drilling has been completed in the phase 7 program. Phase 7 infill drilling will be included in the prefeasibility study on the Sadiola Deep project, expected to be completed early in the second half of 2005.

Table 5

Measured, Indicated and Inferred Resources - Sadiola and Yatela Mines (1)

	December 31, 2004			December 31, 2003
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)
Sadiola (2)
Open Pit
Measured (3)	6.4	2.5	509	193	15.9	1.6	818	311
Indicated	18.7	2.8	1,705	648	22.6	2.6	1,904	724
Total M & I	25.2	2.7	2,214	841	38.5	2.2	2,722	1,035
Inferred	0.7	2.1	46	17	1.8	1.2	72	27
Deep Sulphide
Measured	1.3	2.7	109	41	1.0	3.0	92	35
Indicated	7.3	2.7	645	245	0.1	2.1	4	1
Total M & I	8.6	2.7	753	286	1.1	2.9	95	36
Inferred	54.2	2.5	4,354	1,655	130.0	1.8	7,532	2,862
Satellites
Measured	0.0	0.0	0	0	0.3	1.9	21	8
Indicated	5.2	2.9	487	185	3.8	2.7	328	125
Total M & I	5.2	2.9	487	185	4.1	2.6	349	133
Inferred (6)	9.8	1.9	582	221	12.5	1.3	533	203
Yatela (4)
Main Pit
Measured (5)	5.7	1.4	261	104	2.7	0.9	83	33
Indicated	8.7	3.2	898	359	13.6	2.6	1,127	451
Total M & I	14.4	2.5	1,159	463	16.3	2.3	1,210	484
Inferred	1.9	3.8	229	92	3.5	0.8	90	36
Alamoutala (4)
Measured	0.4	2.3	26	10	1.0	1.6	48	19
Indicated	0.8	2.2	58	23	2.0	2.5	158	63
Total M & I	1.2	2.2	83	33	2.9	2.2	206	82
Inferred	0.3	2.3	20	8	0.9	1.9	56	22

(1)	Measured and indicated resources include proved and probable reserves.
(2)	A cut-off of 1.0 g/t gold was used within a US$425/oz pit shell, unless otherwise noted.
(3)	Measured resources include stockpiles (oxide), saprolite & oxide, silicious oxide, soft sulphide, blast oxide, blast sulphide, sulphide stockpile above a cut-off of 1.0 g/t gold.
(4)	A US$425/oz pit and cut-off grades of 0.6 g/t and 1.0 g/t were used for the Yatela main pit and Alamoutala pit, respectively.
(5)	Measured resources include stockpiles at a cut-off of 0.4 and 0.7 g/t.
(6)	The inferred resources for the satellite deposits are from FE-2, FN-3, FE-3, FE-4, Sekokoto and Tambali South and were calculated at a cut-off grade of 1.0 g/t with no limiting shell.

Qualified Person / Quality Control Notes

For 2003, the Competent Person responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine geologists G. Cooper, T. Gell M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold, including V. Chamberlain and D. Worrall.

For 2002, in the case of Sadiola and Yatela, mine staff calculated the 2002 resources and reserves and AngloGold personnel audited the figures. The Competent Persons involved were M.A. Thiel, E.J. Smuts, R. van der Westhuizen, T. Gell, C. Marshall, B. Parsons, V. Chamberlain and D. Worrall. For Tarkwa and Damang, the reserve and resource figures were prepared by Gold Fields Ltd and the Competent Person who supervised the work is G.S.G. Chapman (refer to press release of September 23, 2003).

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IAMGOLD Corporation is a growth oriented, mid tier gold mining, exploration and development company. Its head office is located in Toronto, Canada. IAMGOLD generates operating cash flow from its interests in four gold mines and numerous revenue generating royalty interests and holds about $100 million in cash and gold bullion on its balance sheet. Principal assets include a 38% interest in the Sadiola gold mine and 40% interest in the Yatela gold mine, located in Mali, West Africa and 18.9% interests in both the Tarkwa and Damang gold mines, located in Ghana, West Africa. The Company’s attributable share of forecasted 2005 gold production is 440,000 ounces. IAMGOLD also has a portfolio of royalty interests in a number of producing gold mines and a 1% royalty interest in the rich Diavik diamond mine in northern Canada. The Company is also exploring highly prospective ground in West Africa and South America.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Joe Conway	or	Dennis Jones
President and CEO		Vice President, Exploration
Tel: (416) 360-4721	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.